EXHIBIT 99.7
                                                                   ------------



          CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED
           PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002


        In connection with the Form 40-F/A of Abitibi-Consolidated Inc. (the "Company") for the year ended December 31, 2006, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Pierre Rougeau, Senior Vice-President, Corporate Development and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. section 1350, as adopted pursuant to
Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.


    By: /s/ Pierre Rougeau
        -----------------------------------
        Pierre Rougeau
        Senior Vice-President,
        Corporate Development and Chief Financial Officer


June 7, 2007